June 6, 2014

Tom Kluck
Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:                             ServiceMaster Global Holdings, Inc.
                                                Amendment No. 1 to Registration Statement on Form S-1
                                                Filed May 9, 2014
                                                File No. 333-194772

Dear Mr. Kluck:

This letter sets forth the responses of ServiceMaster Global Holdings, Inc. (the “Registrant”) to the comments contained in your letter, dated June 2, 2014, relating to the Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-194772, filed by the Registrant on May 9, 2014 (the “Registration Statement”).  The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  Enclosed with the paper copy of this letter are four copies of a blacklined version of Amendment No. 2, marked to show changes from the Registration Statement filed on May 9, 2014.  Page references in the responses below are to Amendment No. 2.

In response to comment 2 of the Staff’s letter, dated April 21, 2014, the Registrant has included artwork in Amendment No. 2 on the inside front and back covers of the prospectus.

General

1.                                      We note your response to comment 1 of our letter dated April 21, 2014. We further note your disclosure on pages 3 and 97 that Terminix is the most recognized brand in the industry based on a study by Decision Analysts, Inc. Please advise us whether this report or study by Decision Analysts was commissioned by you for use in connection with the registration statement. We may have further comment.

The Registrant advises the Staff that the study by Decision Analysts, Inc. was not commissioned for use in connection with the Registration Statement.  Rather, the study was one of several studies by Decision Analysts, Inc. periodically commissioned by the Registrant as part of its ongoing marketing efforts.  In response to the Staff’s comment, the Registrant has provided additional disclosure on pages 3 and 100 of Amendment No. 2.

Our Competitive Strengths, page 6

Capital-Light Business Model with High Cash Flow Conversion, page 8

2.                                      We note your disclosure of Annual Cash Flow Conversion and your reconciliation of Adjusted EBITDA to Cash Flow on page 47.  Please tell us how your presentation of and disclosure about Annual Cash Flow Conversion and the measure titled Cash Flow comply with Item 10(e) of Regulation S-K, or revise as necessary.

In response to the Staff’s comment, the Registrant has changed the title of the non-GAAP measure to “Pre-Tax Unlevered Free Cash Flow,” added disclosure about the non-GAAP measure and provided a reconciliation of the non-GAAP measure to net cash provided from operating activities from continuing operations.  The Registrant has also added GAAP cash flow data to the Selected Historical Financial Data table.

TruGreen Spin-Off, page 9

3.                                      You state that you expect an approximate $25 million reduction in annual costs associated with the transition of certain activities to New TruGreen. Please expand your disclosure to discuss the basis for your estimate.

In response to the Staff’s comment, the Registrant has provided additional disclosure on pages 10, 51 and 103 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 51

4.                                      We note your revised disclosures in response to comments 5, 6, and 8 from our letter dated April 21, 2014. Please further expand your disclosure to discuss known trends and discuss your expectations for the future. For example, you discuss the decrease in contract claims within the American Home Shield segment during 2012 and 2013 as well as an increase in the first quarter of 2014. Also, we note some negative trends in the operating metrics of your Terminix segment in 2013 and 2014 disclosed in the table on page 61. However, we also note increases in revenues in this segment in 2013 and 2014 which appear to be primarily related to the introduction of new products in each period. Please clarify if you expect any of these trends to continue and disclose any known drivers of the changes.

In response to the Staff’s comment, the Registrant has added disclosure in the introductory sections of Management’s Discussion and Analysis of Financial Condition and Results of Operations with respect to fuel costs and consumption, heath care costs and the impact of weather on contract claims expense at American Home Shield. In the period-to-period disclosure in the Results of Operations and Segment Review sections of Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Registrant has added disclosure on trends and factors affecting its business, including with respect to changes in interest rates, the introduction of a new wildlife exclusion product, the negative impact of the softness in the termite market, continued tuck-in acquisitions at Terminix, the negative impact of a soft home resale market and its focus on expanding its market share in janitorial national accounts.

Note 3. Business Segment Reporting, page F-14

5.                                      We note that you changed your segment reporting in the first quarter of 2014. You disclose on page 14 that you now conduct your business through four reportable segments: Terminix, American Home Shield, Franchise Services Group, and Other Operations and Headquarters. You also disclose on page 2 that your operations are organized into three primary operating segments. Please clarify how many operating segments you have and tell us how you determined your reportable segments under ASC 280-10.

The Registrant advises the Staff that it has three operating segments, Terminix, American Home Shield and Franchise Services Group, pursuant to the criteria of ASC 280-10-50-1:

An operating segment is a component of a public entity that has all of the following characteristics:

a.  It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.  Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.  Its discrete financial information is available.

The Registrant has determined that all of these operating segments are reportable segments pursuant to ASC 280-10-50-12 as they each meet the quantitative threshold to be identified as a reportable segment.

The Registrant also has headquarters and other operations which are reported as Other Operations and Headquarters in an “all other” category in accordance with ASC 280-10-50-4 and ASC 280-10-50-15, which state, respectively:

Not every part of a public entity is necessarily an operating segment or part of an operating segment.  For example, a corporate headquarters or certain functional departments may not earn revenues or may earn revenues that are only incidental to the activities of the public entity and would not be operating segments.  For purposes of this subtopic, a public entity’s pension and other postretirement benefit plans are not considered operating segments.

Information about other business activities and operating segments that are not reportable shall be combined and disclosed in an all other category separate from other reconciling items in the reconciliations required by paragraphs 280-10-50-30 through 50-31.  The sources of the revenue included in the all other category shall be described.

In response to the Staff’s comment, the Registrant has clarified its disclosure in Amendment No. 2 to describe the Registrant’s three reportable segments and to clarify that the “Other Operations and Headquarters” category is not a reportable segment.

Revision of Previously Reported Segment Information

With respect to the Staff’s comment regarding the change in segment reporting in the first quarter of 2014, the Registrant thought it would be helpful to provide the following background information:

Prior to the first quarter of 2014 the Registrant’s Merry Maids and ServiceMaster Clean businesses were considered operating segments pursuant to the criteria of ASC 280-10-50-1.  As Merry Maids did not meet the quantitative thresholds of ASC 280-10-50-12 to be identified as a reportable segment, the Registrant reported Merry Maids in the “all other” category the Registrant identifies as Other Operations and Headquarters.  The Registrant separately reported ServiceMaster Clean as a reportable segment.  Beginning with the first quarter of 2014, the Registrant began reporting Merry Maids and ServiceMaster Clean collectively as the Franchise Services Group reportable segment.

This change in the composition of reportable segments did not result in a change in the number of the Registrant’s reportable segments.  The following tables illustrate the change in the composition of the Registrant’s reportable segments from the initial filing to Amendment No. 1:

Initial Filing(a)

Operating	Reportable	All
Segments	Segments	Other

Terminix	Terminix
American Home Shield	American Home Shield
ServiceMaster Clean	ServiceMaster Clean
Merry Maids		Merry Maids
Headquarters and Other Operations

Amendment No. 1

Operating	Reportable	All
Segments	Segments	Other

Terminix	Terminix
American Home Shield	American Home Shield
Franchise Services Group (b)	Franchise Services Group (b)
Headquarters and Other Operations

(a)         Excludes TruGreen which was reported as an operating segment and a reportable segment in the initial filing, but as of January 14, 2014 is no longer part of continuing operations.

(b)         Comprised of the ServiceMaster Clean and Merry Maids components which were considered operating segments in the Initial Filing.  Please note that this is not an aggregation of two operating segments, but rather, a change in the composition of the Registrant’s operating and reportable segments as further described below.

Rob Gillette, the Registrant’s Chief Executive Officer and Chief Operating Decision Maker (CODM), joined the Registrant in June of 2013.  Operationally, the Franchise Services Group was managed by a single business unit president beginning in 2011 and between 2011 and 2013 many of the corporate general and administrative departments that separately supported the ServiceMaster Clean and Merry Maids businesses were combined.  Late in 2013 the CODM made the decision that he would manage and allocate resources to the Franchise Services Group as a separate operating segment beginning in the first quarter of 2014.  In connection with this shift the Registrant changed the form of reports and the information the CODM is provided to assess the performance of and make resource allocation decisions for the Franchise Services Group.  Prior to the first quarter of 2014, the CODM was regularly provided discrete financial information for ServiceMaster Clean and Merry Maids, which were then two separate operating segments.  Beginning in the first quarter of 2014, the CODM has been regularly provided discrete financial information for the Franchise Services Group in total (and is no longer regularly provided the discrete financial information for ServiceMaster Clean and Merry Maids).  The Registrant has therefore concluded that it has three operating segments and three reportable segments.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6375 or Lee Turnier Barnum at (212) 909-6431.

Regards,

/s/ Peter J. Loughran
Peter J. Loughran

cc:                                Folake Ayoola
                                                Jessica Barberich
                                                William Demarest
                                                                                                                                                U.S. Securities and Exchange Commission
                                                Robert J. Gillette
                                                James T. Lucke
                                                                                                ServiceMaster Global Holdings, Inc.

Enclosures